Exhibit 11
Computation of Per-Share Earnings
Milacron Inc. and Subsidiaries
(Unaudited)

	Three Months Ended
	March 31,
(In thousands, except per-share amounts)	2007	2006
Loss from continuing operations	$(10,663)	$(9,609)
Loss from discontinued operations	(130)	—

Net loss	$(10,793)	$(9,609)
Less preferred dividends	(1,560)	(1,560)
Less beneficial conversion feature related to Series B Preferred Stock	(779)	(779)

Net loss applicable to common shareholders	$(13,132)	$(11,948)

Basic loss per share:
Weighted-average common shares outstanding	4,897	4,802

Per share amount:
Continuing operations	(2.66)	(2.49)
Discontinued operations	(.02)	—

Net loss	$(2.68)	$(2.49)

Diluted loss per share:
Weighted-average common shares outstanding (a)	4,897	4,802

Per share amount
Continuing operations	(2.66)	(2.49)
Discontinued operations	(.02)	—

Net loss	$(2.68)	$(2.49)

(a)	In both 2007 and 2006, the 5.7 million common shares into which the 6% Series B Convertible Preferred Stock is convertible are excluded because their inclusion would result in a smaller loss per common share, as are potentially dilutive restricted shares.

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